AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 10, 2006

                               INVESTMENT COMPANY ACT FILE NO. 811-21466


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                          ISSUER TENDER OFFER STATEMENT
         (Under Section 13(e)(1) of the Securities Exchange Act of 1934)
                                (Amendment No. 3)

                  HYPERION COLLATERALIZED SECURITIES FUND, INC.
                  (Name of Issuer and Person Filing Statement)

               Shares of Common Stock, Par Value $0.001 per share
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                           CLIFFORD E. LAI, PRESIDENT
                  HYPERION COLLATERALIZED SECURITIES FUND, INC.
                          THREE WORLD FINANCIAL CENTER
                          200 VESEY STREET, 10th FLOOR
                             NEW YORK, NY 10281-1010
                                 1-800-HYPERION
            (Name, Address and Telephone Number of Person Authorized
   to Receive Notices and Communications on Behalf of Person Filing Statement)

                                 With copies to:

                                DAVID C. MAHAFFEY
                            SULLIVAN & WORCESTER LLP
                               1666 K STREET, N.W.
                             WASHINGTON, D.C. 20006


| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:
|  |     third-party tender offer subject to Rule 14d-1.
|X |     issuer tender offer subject to Rule 13e-4.
|  |     going-private transaction subject to Rule 13e-3.
|  |     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | X |


     This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO of Hyperion Collateralized Securities Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") up to 2,062,868 of the Fund's shares of common stock, par value $0.001 per share (the "Shares"), as originally filed with the Securities and Exchange Commission on June 30, 2006, and amended by Amendment No. 1 as filed on July 31, 2006, constitutes a corrected final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, and amends the Amendment No. 2 as filed on September 6, 2006.

     The Offer terminated at 4:00 P.M., Eastern time, on August 31, 2006 (the "Expiration Date"). Pursuant to the Offer, 2,010,872.623 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $10.32 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $20,752,205.46.




                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Hyperion Collateralized Securities Fund, Inc.

                                  By:  /s/ Clifford E. Lai
                                       --------------------------
                                       Clifford E. Lai
                                       President
October 10, 2006